Q1 2022 RESULTS REVIEW MAY 3, 2022 Ex EE Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused the war in the Ukraine and by COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

First Quarter 2022 Highlights Net sales up 13%, positive pricing and negative FX Continued supply chain/logistic challenges Plant inventories and seasonal buildup of finished goods drove negative FCF Ongoing support for Ukrainian dealers and customers Halted Russia imports and production Guidance for the year unchanged

$426M adj. EBIT1 12.6% adj. EBIT margin1 $3.4B net sales 1Q22 13% change net sales (@CC)* AGRICULTURE Cost offset by pricing Gross margin at 24.1%, up YoY and sequentially Increased R&D sustaining digital investments Take rates on Precision Ag continue to increase Order books up almost 40% YoY for tractors and combines New Holland introduced new T6 Methane Power tractor in US (*) @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix)

$32M adj. EBIT1 4.0% adj. EBIT margin1 $803M net sales 1Q22 23% change net sales (@CC*) Construction Most profitable first quarter in more than a decade Market share increase in North America Order book up YoY for Heavy and Light and in all regions Case Construction celebrates 180th anniversary (*) @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix)

Precision Technology Update DIGITAL SERVICES AUTOMATION AUTONOMY In the last year we have unlocked significant value for customers In the last year we have unlocked significant value for customers

STRATEGIC PRIORITIES | IN FOCUS OPERATIONAL EXCELLENCE BRAND AND DEALER STRENGTH CUSTOMER INSPIRED INNOVATION

First Quarter 2022 | Financial Highlights INDUSTRIAL ACTIVITIES | Q1 2022 CONSOLIDATED | Q1 2022 +13% +60 bps +9% +$0.02 -$1.1B Industrial Activities Consolidated 3,694 429 4,180 393 (1,059) (13) $0.26 $0.28 $10.5B $9.4B 21.6% 22.2% ($mn) -1,046 (*) Non-GAAP measures (definition and reconciliation in appendix) Note: all figures for 2021 in this presentation refer to continuing operations

FIRST QUARTER 2022 | INDUSTRIAL ACTIVITIES ADJ. EBIT(*) WALK (*) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Q1 2021 Volume & Mix Pricing Net Product Cost SG&A R&D FX | Other Unallocated, Elim & Other Q1 2022 Ag CE 10.3% 10.6% 90 29 343 74 (323) (78) (29) (8) (56) (1) 2 (9) Ag 24.1% 12.6% CE 13.3% 4.0% Gross Margin Adj. EBIT Margin By Segment +0.8 p.p. (1.0) p.p. (0.5) p.p. +0.2 p.p. Note: p.p. change vs. Q1 2021 ($mn)

($mn) Q1 2022 Q1 2021 Full year 2021 | financial services Delinquencies on Book (>30 Days) Profitability Ratios Managed Portfolio(*) & Retail Originations(*) Net Income Gross Margin / Average Assets on Book ROA(**) (**) RoA defined as: EBIT / average managed assets annualized (*) Including unconsolidated JVs $19.5bn $20.8bn March 31, 2021 Retail Wholesale Operating Lease Q1 ’22 retail originations at $2.1bn, up $0.1bn compared to March 31, 2021 Managed portfolio(*) at $20.8bn, up $1.3bn compared to March 31, 2021 (up $1.0bn on a constant currency basis) March 31, 2022

FIRST QUARTER 2022 | INDUSTRIAL ACTIVITIES CHANGE IN NET CASH (DEBT)(*) Change in Working Capital TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q1 2022 Q1 2021 Cash inflow Cash outflow (1.296) ($mn) Industrial Net (Debt) / Cash and Free Cash Flow Net (Debt) / Cash IA ($bn) Free Cash Flow IA ($bn) (2.1) (1.1) ($mn) Dec 31, 2021 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS PP&E CAPEX OTHER CHANGES DIVIDENDS & EQUITY CHANGES FX & OTHER Mar 31, 2022 Shares BB (20) Dividends (1) Free cash flow(*) of Industrial Activities (1,059) (*) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding

CAPITAL ALLOCATION PRIORITIES Support growth and ensure shareholder returns, while maintaining a strong balance sheet ORGANIC GROWTH Capex at $53m up 47% from Q1 2021, R&D up 39% major increase in digital CREDIT RATING Obtained Moody’s upgrade in February and Fitch in January GROSS DEBT Gross Debt stable in Q1, cash absorption funded with liquidity buffer SHAREHOLDER RETURNS Started share buy back program, largest dividend ever (to be paid May 4, 2022) INORGANIC GROWTH Progressing with Raven non-AG business divestiture and scouting for opportunities

FULL YEAR 2022 ESTIMATES | INDUSTRY UNIT PERFORMANCE VS. FY’21 NORTH AMERICA EUROPE REST OF EMEA SOUTH AMERICA APAC 0-140 HP Tractors Flat Flat – 5% ~(10%) Flat – 5% (5%) – Flat 140+ Large Tractors ~15% Combines 10% Flat – 5% ~(40%) Flat – 5% Flat – 5% Light Flat – 5% (5%) – Flat ~(15%) ~10 - 15% (10%) – (5%) Heavy Flat – 5% (5%) – Flat (15%) – (10%) ~10% ~(10%) Note: Updated geographic regions disclosed in appendix geographic information slide

FY 2022E | GUIDANCE (*) Net Sales outlook reflecting €/$ at 1.15 INDUSTRIAL ACTIVITIES INDUSTRIAL ACTIVITIES Net Sales(*) 10-14% Confirmed SG&A ≤ 7.5% Confirmed Free Cash Flow > $1.0B Confirmed R&D ~ $1.4B Confirmed CapEx

2022 | FOCUS AND PRIORITIES Persistent supply chain and inflation challenges Labor negotiations ongoing; majority of operations unaffected Order books remain strong, sentiment above historical trend Inventory management a top priority, ours and our dealers Raven penetration / Precision Ag investment accelerating Model Year 2023 product introductions

APPENDIX

First Quarter 2022 | UNIT PERFORMANCE VS. Q1 2021 NORTH AMERICA EUROPE REST OF EMEA SOUTH AMERICA APAC 0-140 HP Tractors (8%) (2%) (14%) 11% (14%) 140+ Large Tractors 9% Combines (22%) 13% ~Flat (9%) 10% Light 1% 5% 11% 25% (32%) Heavy 15% 5% 26% 33% (35%) TRACTORS COMBINES LIGHT Heavy COMPANY INVENTORY DEALER INVENTORY RETAIL PRODUCTION Up 1.4x Order Book* Up 1.2x Order Book* Up 1.8x Order Book* Up 2.1x Order Book* Industry Company * YoY change for orders to be built as of end of March 2022

First Quarter 2022 | Financial Summary (*) @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Q1 2022   Q1 2021   Δ U.S. GAAP           Revenues ($mn) 4,645 4,096   13% Net Sales | Industrial Activities ($mn) 4,180 3,694   13% Net Income ($mn) 336 363   (27) Diluted EPS ($) 0.24 0.27   (0.03)   Non – GAAP (1) Net Sales | Industrial Activities @CC(*) ($mn) 4,234 3,694   15% Adjusted EBIT | Industrial Activities ($mn) 429 393   9% Adjusted EBIT Margin | Industrial Activities (%) 10.3% 10.6%   (30) bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 495 432   15% Adjusted Effective Tax Rate 28% 25%   3 pp Adjusted Net Income ($mn) 378 352   26 Adjusted net income attributable to CNH Industrial N.V. 375 349   26 Weighted average shares outstanding – diluted (million) 1,362 1,359   0.1% Adjusted Diluted EPS ($) 0.28 0.26   0.02 Free Cash Flow | Industrial Activities ($bn) (1,059) (13)   (1,046)             Mar 31, 2022   Dec 3, 2021   Δ Net Industrial Cash (Debt) ($bn) (2.1)   (1.1)   (85%) Available Liquidity ($bn) 9.4   10.5   (11%)

First Quarter 2022 | Industrial activities net sales AG CE Industrial Activities (1) $3,377mn $803mn $4,180mn +11% +13% @CC +22% +23% @CC +13% +15% @CC By Region As reported By Region As reported By Region As reported By Product As reported By Product As reported By Segment As reported (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note: % change y-y and @CC means at constant currency Q1 2021 Q1 2022 Ag Industrial Activities (1) CE

First Quarter 2022 | Financials by segment Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix) REVENUES ($mn) GROSS PROFIT ($mn) Adj. EBIT ($mn) Adj. EBIT Margin % Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 AG 3,377 3,038 814 709 426 399 12.6% 13.1% CE 803 656 107 94 32 25 4.0% 3.8% E&O - - 8 (5) (29) (31)     IA 4,180 3,694   929 798 429 393 10.3% 10.6% FS 466 397   161 135 E&O (1) 5   - - Total 4,645 4,096   1,090 933

First Quarter 2022 | Net Sales and Adj EBIT Breakdown (1) Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) (*) Raven included in Others Note: Numbers may not add due to rounding Net Sales Split IA | Adj. EBIT Walk Q1 22 Q1 21 Q1 22 Q1 21 NA 1,176 1,058 NA 394 280 EMEA 1,195 1,267 EMEA 202 171 SA 692 398 SA 133 89 APAC 314 315 APAC 74 116 Tractors 56% 56% Heavy 37% 46% Combines 21% 21% Light 57% 49% Others* 23% 23% Others 6% 5% Ag CE Adj. EBIT(1) Q1 21 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT(1) Q1 22 IA 393 119 417 (401) (37) (57) (7) 2 429 AG 399 90 343 (323) (29) (56) 2   426 CE 25 29 74 (78) (8) (1) (9)   32 ($mn)

First Quarter 2022 | capex and r&d Q1 Q1 2022 2021 Investments in property, plant and equipment, and intangible assets ($mn) 53 36 Breakdown by Category     NEW PRODUCT & TECHNOLOGY 29% 49% MAINTENANCE & OTHER 47% 17% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 24% 34% Breakdown by Segment     AGRICULTURE 89% 85% CONSTRUCTION 11% 15%       Research and Development ($mn) 184 132       Detail of spending (Capex + R&D) in new products ($mn) 135 95 Breakdown by Trend     DIGITAL 35% 21% ELECTRIC VEHICLES and CNG-LNG 4% 2% OTHER NEW PROGRAM 61% 77%

Debt maturity schedule | breakdown ($bn) Outstanding Mar 31, 2022 9M 2022 2023 2024 2025 2026 Beyond 2.6 Bank Debt 1.3 0.5 0.4 0.2 0.1 0.1 9.8 Capital Market 1.2 2.2 2.0 0.9 1.7 1.9 0.2 Other Debt 0.2 0.2 0.0 0.0 0.0 0.0 12.5 Cash Portion of Debt Maturities 2.6 2.7 2.4 1.0 1.8 2.0 of which Industrial Activities 0.2 1.0 0.8 0.8 0.6 1.8 of which Financial Services 2.5 1.7 1.5 0.2 1.3 0.2 4.1 Cash & Cash Equivalents 0.8 of which restricted cash 0.2 Net Receivables/(Payables) with Iveco Group N.V. 5.1 Undrawn Committed credit lines 9.4 Total Available Liquidity Note: Numbers may not add due to rounding

Reconciliations

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) Q1 2022 AG CE Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income 336 Less: Consolidated Income tax (expense) benefit (159) Consolidated Income before taxes 495 Less: Financial Services Financial Services Net income 82 Financial Services Income taxes 36 Add back of the following Industrial Activities items: Interest expenses, net of interest income and eliminations 35 Foreign exchange (gains) losses, net 13 Finance and non-service component of Pension and other post-employment benefit costs (1) (38) Adjustments for the following Industrial Activities items: Restructuring expenses 2 - - 2 Other discrete items (2) - - 40 40 Adjusted EBIT of Industrial Activities 426 32 (29) 429 (1)  In the three months ended March 31, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S.  (2)  In the three months ended March 31, 2022, this item included $44 million of asset write-downs, $3.8 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $7.8 million of income from the two Raven businesses that are held for sale.  ($mn)

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) Q1 2021 AG CE Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss) 425 Less:  Consolidated Net Income (loss) of Discontinued Operations Consolidated Net Income (loss) of Discontinued Operations 62 Consolidated Net Income (loss) of Continuing Operations 363 Less: Consolidated Income tax (expense) benefit (116) Consolidated Income (loss) before taxes (continuing operations) 479 Less: Financial Services Financial Services Net income 78 Financial Services Income taxes 26 Add back of the following Industrial Activities items: Interest expenses, net of interest income and eliminations 40 Foreign exchange (gains) losses, net 11 Finance and non-service component of Pension and other post-employment benefit costs (1) (34) Adjustments for the following Industrial Activities items: Restructuring expenses 2 (1) - 1 Other discrete items - - - - Adjusted EBIT of Industrial Activities 399 25 (31) 393 (1)  In the three months ended March 31, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification. ($mn)

RECONCILIATION OF TOTAL DEBT TO NET DEBT (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Third party debt	(21,335)	(20,897)	(5,228)	(5,335)	(16,107)	(15,562)
Intersegment notes payable	-	-	(344)	(150)	(415)	(181)
Payable to Iveco Group N.V.(4)	(47)	(3,986)	(4)	(3,764)	(43)	(222)
Total (Debt) (1)	(21,382)	(24,883)	(5,576)	(9,249)	(16,565)	(15,965)
Cash and cash equivalents	3,219	5,044	2,698	4,386	521	658
Restricted cash	842	801	157	128	685	673
Intersegment notes receivable	-	-	415	181	344	150
Receivables from Iveco Group N.V.(4)	297	3,484	241	3,430	56	54
Other current financial assets(2)	1	1	1	1	-	-
Derivatives hedging debt	(22)	(3)	(22)	(3)	-	-
Net Cash (Debt) (3)	(17,045)	(15,556)	(2,086)	(1,126)	(14,959)	(14,430)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $344 million and $150 million as of March 31, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $415 million and $181 million as of March 31, 2022 and December 31, 2021, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(71) million and $(31) million as of March 31, 2022 and December 31, 2021, respectively.
(4) For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

CNH INDUSTRIAL Q1 2022 Results Review | May 3, 2022

27

First QUARTER 2022 March 31, 2022 December 31, 2021 Cash and cash equivalent 3,219 5,044 Restricted cash 842 801 Undrawn committed facilities 5,087 5,177 Receivables from Iveco Group N.V. 297 3,484 Payables to Iveco Group N.V. (47) (3,986) Other current financial assets(1) 1 1 Available liquidity 9,399 10,521 (1) This item includes short-term deposits and investments towards high-credit rating counterparties ($mn) Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP

Q1 2022 Q1 2021 Net cash provided by (used in) Operating Activities (887) 241 Less: Cash flows from Operating Activities of Financial Services net of eliminations (96) (176) Change in derivatives hedging debt of Industrial Activities and other (18) (12) Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (2) (3) Operating cash flow of Industrial Activities (1,003) (50) Investments in property, plant and equipment, and intangible assets of Industrial Activities (53) (36) Other changes (1) (3) (27) Free cash flow of Industrial Activities (1,059) (13) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments ($mn) First QUARTER 2022 Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP

($mn) Q1 2022   Q1 2022   Net income (loss) 336 363 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 21 (21) Adjustments impacting Income tax (expense) benefit (b) 21 10 Adjusted net income (loss) 378 352 Adjusted net income (loss) attributable to CNH Industrial N.V. 375 349 Weighted average shares outstanding – diluted (million) 1,362 1,359 Adjusted diluted EPS ($) 0.28 0.26 Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 474 453 Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a) 21 (21) Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A) 495 432 Income tax (expense) benefit (159) (116) Adjustments impacting Income tax (expense) benefit (b) 21 10 Adjusted income tax (expense) benefit (B) (138) (106) Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 28% 25% First QUARTER 2022 Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn) Q1 2022 Q1 2021 (a)  Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates Restructuring expenses 2 1 Loss on repurchase of notes - 8 Pre-tax gain related to the 2008 modification of a healthcare plan in the U.S. (30) (30) Pre-tax gain related to the 2021 modifications of a healthcare plan in the U.S. (6) - Asset write-down: Industrial Activities, Russia Operations 44 - Asset write-down: Financial Services, Russia Operations 15 Spin-off costs 4 Raven income from segments held for sale (8) Total  21 (21) (b) Adjustments impacting Income tax (expense) benefit Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1) 22 7 Other (1) 3 Total 21 10 First QUARTER 2022 Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP (1) Includes $12 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia.

Geographic information The composition of our regions part of the geographic information is as follow: North America: United States, Canada, Mexico and Puerto Rico, previously included in South America Europe, Middle East, and Africa (previously Europe): member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East, previously included in Rest of World; South America: Central and South America, and the Caribbean Islands; and Asia Pacific (previously Rest of World): Continental Asia, Oceania and member countries of the Commonwealth of Independent States. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items. Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

INVESTOR RELATIONS CONTACT Noah Weiss | Head of Investor Relations +1.773.896.5242 | noah.weiss@cnhind.com